THOMPSON COBURN LLP

One US Bank Plaza
St. Louis, MO 63101

314 552 6000 main
314 552 7000 fax
thompsoncoburn.com

Jonathan D. Van Duren
314 552 6023 direct
jvanduren@thompsoncoburn.com

June 29, 2018

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office
100 F. Street, N.E.
Washington, DC 20549

Attention: Ken Ellington

Re:    EIP Growth and Income Fund (File No. 811-21940)

Ladies and Gentlemen:

This letter provides the responses of EIP Growth and Income Fund (the “Fund”), a series of EIP Investment Trust, to the comments of the staff (the “Staff”) of the Securities and Exchange Commission to the Fund’s December 31, 2017 annual report filed on Form N-CSR (the “Annual Report”).

For your convenience, we have summarized each comment below, followed by the Fund’s  response.

1.
Comment: The Staff notes that a portion of the Fund’s realized and unrealized gains/losses for the year were generated through derivative transactions. To the extent investments in derivatives materially affect Fund performance, please provide a discussion of this in the Annual Report’s Management’s Discussion of Fund Performance section. Please refer to  the Letter regarding Derivatives-Related Disclosures by Investment Companies from  Barry D. Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management, to Karrie McMillan, Esq., General Counsel, Investment Company Institute dated July 30, 2010 (the “Barry D. Miller Letter”).

Response: Consistent with the Barry D. Miller Letter, to the extent the Fund’s performance is materially affected by it use of derivatives, the Fund will include a discussion of the effect of derivatives on Fund performance in future Annual Report filings.

June 29, 2018

2.
Comment: The Staff notes that the ratios of expenses to average net assets excluding interest expense before and after expense reimbursement are not required to be disclosed in the Financial Highlights.  Please remove these expense ratios or disclose them in a footnote.

Response: The Fund will remove these expense ratios or move them to a footnote for future shareholder reports.

3.
Comment: The Staff observed that the Report of Independent Registered  Public  Accounting Firm (“Auditor Letter”) included in the Annual Report failed to specifically  state that the audit process included verification of securities owned as of December 31, 2017, as required by Section 30(g) of the Investment Company Act of 1940, as amended, and Section 11.08 of the American Institute of Certified Public Accountants Audit and Accounting Guide: Investment Companies. Please confirm, supplementally, that the Fund’s independent registered public accounting firm performed this verification of securities positions as part of its audit. Please also ensure that the Auditor Letter included in future Annual Reports specifically states that this verification was performed.

Response: The Fund’s independent registered public accounting firm has confirmed to us that its audit of the Fund’s December 31, 2017 financial statements included verification of securities owned by the Fund, and that it will ensure that future Auditor Letters specifically state that this verification was performed.

4.
Comment: The Staff notes that the Fund expense ratios included on the Fund’s website and Quarterly Fact Sheet exclude interest expense. Please revise these materials to include interest expense in the Fund’s expense ratios.

Response:  The Fund will make the requested revisions.

Should you have any questions, please do not hesitate to call me at (314) 552-6023. Sincerely,

/s/ Jonathan D. Van Duren
Jonathan D. Van Duren